TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 Interim Financial Reporting for the three month and six month periods ended June 30, 2015 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of August 11, 2015. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium, Florence copper and Harmony gold projects.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change	2015	2014	Change
Revenues	103,251	107,307	(4,056)	165,086	212,303	(47,217)
Earnings (loss) from mining operations before
depletion and amortization*	26,267	26,665	(398)	28,596	46,104	(17,508)
Earnings (loss) from mining operations	14,010	13,334	676	6,031	22,121	(16,090)
Net earnings (loss)	4,017	2,628	1,389	(21,189)	(6,520)	(14,669)
Per share - basic (“EPS”)	0.02	0.01	0.01	(0.10)	(0.03)	(0.07)
Adjusted net earnings (loss)*	1,601	(2,172)	3,773	(833)	(4,881)	4,048
Per share - basic (“adjusted EPS”) *	0.01	(0.01)	0.02	-	(0.03)	0.03
EBITDA *	25,959	23,336	2,623	13,963	32,194	(18,231)
Adjusted EBITDA *	23,402	19,217	4,185	34,626	33,811	815
Cash flows provided by (used for) operations	35,212	13,551	21,661	32,482	36,852	(4,370)

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2015	2014	Change	2015	2014	Change
Tons mined (millions)	24.0	30.3	(6.3)	45.0	56.1	(11.1)
Tons milled (millions)	8.0	7.7	0.3	15.8	14.8	1.0
Production (million pounds Cu)	39.8	38.5	1.3	68.2	73.0	(4.8)
Sales (million pounds Cu)	42.2	38.7	3.5	67.7	78.7	(11.0)

*Non-GAAP performance measure. See page 20 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

  Second quarter earnings from mining operations before depletion and amortization* were $26.3 million, a significant improvement over the previous two quarters due to increased copper production and lower operating costs;

  The Company generated cash flow from operations of $35.2 million during the second quarter, and had a cash balance of $74.9 million at June 30, 2015;

  The Company has in place copper put options for 30 million pounds over the third and fourth quarters of 2015 at a strike price of US$2.50 and US$2.40 per pound, respectively;

  Total operating costs (C1)* were US$1.97 per pound produced, significantly lower than the previous three quarters and 8% lower than the second quarter of 2014 due to cost reductions and increased copper production;

  Site operating costs, net of by-product credits* were US$1.54 per pound produced, which is a 23% improvement on the first quarter of 2015 and a 13% improvement on the second quarter of 2014;

  Site operating cost per ton milled* was CAD$9.89 in the second quarter of 2015, comparable to the first quarter of 2015 and down 15% from $11.42 in the second quarter of 2014;

  Copper production at Gibraltar was 39.8 million pounds (100% basis), a 40% increase over the first quarter of 2015 primarily as a result of increased throughput and improved head grade and recoveries;

  Concentrator throughput for the quarter averaged 88,000 tons per day, which is 3,000 tons per day above design capacity; and

  In May 2015, an updated mine plan and reserve for Gibraltar was announced. The new plan results in a lower life of mine strip ratio and reduced unit operating costs.

*Non-GAAP performance measure. See page 20 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Tons mined (millions)	24.0	21.0	25.1	32.5	30.2
Tons milled (millions)	8.0	7.8	7.6	7.8	7.7
Strip ratio	2.5	2.4	3.1	3.0	3.1
Site operating cost per ton milled (CAD) *	$9.89	$9.66	$10.13	$12.10	$11.42
Copper concentrate
Grade (%)	0.285	0.225	0.222	0.267	0.285
Recovery (%)	85.6	81.4	81.3	83.3	85.3
Production (million pounds Cu)	39.2	28.4	27.7	34.5	37.6
Sales (million pounds Cu)	41.8	25.4	26.0	37.1	38.1
Inventory (million pounds Cu)	3.6	6.2	3.2	1.4	3.9
Copper cathode
Production (million pounds)	0.6	-	0.4	0.9	0.9
Sales (million pounds)	0.4	-	0.5	1.0	0.6
Molybdenum concentrate
Grade (%)	0.009	0.006	0.008	0.011	0.011
Recovery (%)	33.7	40.0	38.8	38.0	41.4
Production (thousand pounds Mo)	474	404	445	654	667
Sales (thousand pounds Mo)	391	379	481	708	731
Per unit data (US$ per pound) *
Site operating costs*	$1.63	$2.12	$2.43	$2.60	$2.11
By-product credits *	(0.09)	(0.12)	(0.11)	(0.25)	(0.35)
Site operating costs, net of by-product credits *	$1.54	$2.00	$2.32	$2.35	$1.76
Off-property costs	0.43	0.39	0.45	0.40	0.36
Total operating costs (C1) *	$1.97	$2.39	$2.77	$2.75	$2.12

*Non-GAAP performance measure. See page 20 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

During the second quarter of 2015, Gibraltar milled on average 88,000 tons per day, 3,000 tons per day over the design capacity of 85,000 tons per day. Gibraltar mined 24.0 million tons of material which reflects the strip ratio of the new mine plan released in May 2015.

Average head grade for the second quarter of 2015 was 0.285% compared to 0.225% in the first quarter of 2015. Head grades are expected to fluctuate between 0.25% and 0.28% for the remainder of 2015. Copper in concentrate production in the second quarter of 2015 was 39.2 million pounds, an increase of 38% from copper production in the first quarter of 2015 of 28.4 million pounds. Molybdenum production during the second quarter of 2015 was 0.5 million pounds, an increase of 25% over the first quarter of 2015.

Gibraltar’s SX/EW plant was restarted for the 2015 season and produced 0.6 million pounds of copper in the second quarter of 2015.

Site operating costs, net of by-product credits,* per pound
(Q1 2015 compared to Q2 2015)

*Non-GAAP performance measure. See page 20 on this MD&A

In the second quarter of 2015, site operating costs, net of by-product credits per pound of copper produced was US$1.54, compared to US$2.00 during the first quarter of 2015 primarily due to increased copper production as a result of increased head grade and recoveries. Site operating cost per ton milled was $9.89 which is comparable to the first quarter of 2015 and 14% lower than the second quarter of 2014.

Off-property costs, including transportation, treatment and refining charges, for the second quarter of 2015 were US$0.43 per pound produced, compared to US$0.39 per pound produced in the first quarter of 2015. Off-property costs are driven by sales volumes, and therefore off-property cost per pound produced fluctuates based on differences between production and sales volumes. Off-property costs are continuing to benefit from low ocean freight costs. Treatment and refining costs are also declining which should provide further cost reductions in the future.

The total operating costs, including off-property costs, for the second quarter of 2015 were US$1.97 per pound produced, compared to US$2.39 per pound in the first quarter of 2015.

During the first six months of 2015, Gibraltar spent $1.2 million on capital expenditures,and incurred capitalized stripping of $6.0 million.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

GIBRALTAR OUTLOOK

For the balance of 2015, copper grades are forecasted to fluctuate between 0.25% and 0.28% . Based on forecasted grades and subsequent improved recoveries, the Gibraltar Mine is expected to produce 130-140 million pounds of copper in 2015 (100% basis).

A number of cost control initiatives were completed during the first half of 2015 including mine plan modifications to reduce waste stripping requirements and a workforce reduction. Mine operating costs have also benefited from continued declines in the price of diesel, which has fallen 10% since the beginning of this year, and 41% over the last twelve months. As a result of these factors, Gibraltar’s site operating cost per ton milled* has fallen to CAD$9.92 in the second quarter of 2015, a 15% reduction from the second quarter of 2014. This unit cost is expected to be sustainable going forward.

The Canadian dollar exchange rate has fallen approximately 17.5% relative to the US dollar since the beginning of 2014, and has continued to decline since the end of the second quarter. The weakening Canadian dollar is contributing to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars. Gibraltar’s total operating costs (C1)* were $US 1.97 per pound produced for the second quarter of 2015, based on the average Canadian/US dollar exchange rate of 1.23 for the period. Assuming an exchange rate of 1.30, Gibraltar’s total operating costs (C1)* would have been approximately $US 1.90 per pound for the second quarter of 2015.

Gibraltar’s total operating costs (C1)* per pound in the second quarter include a by-product credit of $US 0.06/lb related to molybdenum revenues, which was offset by molybdenum off-property costs of $US 0.03/lb and site operating costs of $US 0.02/lb in the period. At current market prices there is no operating margin from molybdenum production at Gibraltar and, as a result, have temporarily idled the molybdenum circuit. It will remain on care and maintenance until market conditions improve and a restart is warranted.

Capital expenditures at Gibraltar are expected to be between $8.0 million and $10.0 million for 2015, excluding capitalized stripping. Project development costs associated with the Florence copper and Aley niobium projects are being capitalized and make up the balance of the spending under Property, Plant and Equipment on the Statement of Cash Flows.

*Non-GAAP performance measure. See page 20 on this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF PROJECTS

Florence Copper project

The Florence Copper Project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF"). The Company is working with Arizona Department of Environmental Quality (“ADEQ”) in connection with the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency (EPA) in connection with the Underground Injection Control (UIC) permit. These are the final two remaining permits required for construction and operation of the PTF.

Aley project

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project. On December 31, 2014 EAO issued a Section 11 Order establishing the scope, procedures and methods concerning the environmental assessment for the project.

New Prosperity project

On January 14, 2015 the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

While the copper price ended the second quarter slightly (5%) lower than the end of the first quarter, at US$2.61 per pound, the average price in the second quarter was 4% higher than the first quarter of 2015. In January, after hitting its lowest price since 2009, the price of copper rallied into the middle of May before its gains were pared as with most metals. The market continues to overlook the steadily mounting supply disruptions in South America, Africa and elsewhere. After the Canadian dollar dropped, relative to the US dollar, in the first quarter of 2015, it rallied during the second quarter. In Canadian dollar terms, the average price of copper was 3% higher in the second quarter, but the price was slightly lower at the end of the second quarter at C$3.27 per pound.

New molybdenum supply combined with a weak steel market put significant downward pressure on molybdenum pricing in the second quarter. During the quarter, pricing dropped by 25% to US$6.10 per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations increased to $14.0 million in the second quarter of 2015 from earnings of $13.3 million in the second quarter of 2014.

Revenues decreased by $4 million compared to the second quarter of 2014 as a 9% increase in copper sales volumes was offset by the overall decline in metal prices.

In the second quarter of 2015, the Company realized net income of $4.0 million ($0.02 per share), compared to $2.6 million in the prior period’s quarter.

In the six month period ended June 30, 2015, the Company realized a net loss of $21.2 million ($0.10 per share), compared to a net loss of $6.5 million ($0.03 per share) in the prior year’s period. The increase in net loss is driven by the decline in metal prices and lower sales volumes in the first quarter of 2015, offset by a decrease in production costs. An unrealized foreign exchange loss, partially offset by a gain on the sale of derivatives, has also increased the net loss period-to-period.

Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
Net (loss) earnings	4,017	2,628	1,389	(21,189)	(6,520)	(14,669)
Unrealized loss (gain) on derivatives	490	2,660	(2,170)	2,241	(84)	2,325
Unrealized foreign exchange (gains)/losses	(3,047)	(7,198)	4,151	18,422	1,282	17,140
Write down of marketable securities	-	419	(419)	-	419	(419)
Estimated tax effect of adjustments	141	(681)	822	(307)	22	(329)
Adjusted net earnings (loss) *	1,601	(2,172)	3,773	(833)	(4,881)	4,048

*Non-GAAP performance measure. See page 20 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of our copper put options during the period.

The Canadian dollar strengthened slightly during the second quarter of 2015 which resulted in an unrealized foreign exchange gain of $3.0 million for the second quarter of 2015. Overall, the Canadian dollar weakened during the six month period ended June 30, 2015 leading to an unrealized foreign exchange loss of $18.4 million.

The unrealized foreign exchange (gain) loss and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings (loss) measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
Copper in concentrate	98,905	94,755	4,150	157,568	193,649	(36,081)
Copper cathode	1,099	1,421	(322)	969	1,421	(452)
Total copper sales	100,004	96,176	3,828	158,537	195,070	(36,533)
Molybdenum concentrate	2,212	10,084	(7,872)	4,810	15,174	(10,364)
Silver contained in copper concentrate	1,035	1,047	(12)	1,739	2,059	(320)
	103,251	107,307	(4,056)	165,086	212,303	(47,217)
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	30,274	27,998	2,276	48,649	56,912	(8,263)
Copper cathode	332	424	(92)	332	424	(92)
Total copper sales	30,606	28,422	2,184	48,981	57,336	(8,355)
Average realized copper price (US$ per pound)	2.66	3.16	(0.50)	2.63	3.12	(0.49)
Average LME copper price (US$ per pound)	2.74	3.08	(0.34)	2.69	3.14	(0.45)
Average exchange rate (US$/CAD)	1.23	1.09	0.14	1.24	1.10	0.14

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the second quarter of 2015 increased by $3.8 million, or 4%, over the second quarter of 2014, primarily due to an increase in copper sales volumes, which was partially offset by lower realized copper prices.

As copper sales are denominated in US dollars, the strengthening of the US dollar translates into increased Canadian dollar revenues. Comparing the average foreign exchange of the second quarter of 2014 and 2015, the US dollar strengthened by 13% in 2015, partially offsetting the 15% reduction in the US dollar realized price of copper. The Company’s average realized copper price for the second quarter of 2015 was US$2.66 per pound, compared to US$3.16 for the second quarter of 2014. London Metals Exchange (LME) copper prices averaged US$2.74 in the second quarter of 2015 compared to US$3.08 in the prior year period. The Company’s average realized copper price is lower than the LME’s average due to a portion of the Company’s receivables being revalued in a decreasing copper price environment.

Molybdenum revenues for the second quarter of 2015 totaled $2.2 million, down from $10.1 million in the corresponding last year’s quarter. The decrease in revenues was due to a decrease in sales volumes as a result of lower production driven by grade, and the declining molybdenum price.

Copper revenues for the first six month period of 2015 decreased by $36.5 million, or 19%, over the prior year period, due to a 15% decrease in copper sales volumes combined with a 16% decrease in average realized copper prices.

Molybdenum revenues for the first six month period of 2015 decreased by $10.4 million, or 68%, over the second quarter of 2014, due to a 47% decrease in molybdenum sales volumes combined with a 33% decrease in average realized molybdenum prices.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
Direct mining costs	59,595	66,230	(6,635)	115,775	128,951	(13,176)
Treatment and refining costs	10,497	7,287	3,210	17,267	14,989	2,278
Transportation costs	5,239	4,012	1,227	8,856	10,524	(1,668)
Changes in inventories of finished goods and
WIP	1,653	3,113	(1,460)	(5,408)	11,735	(17,143)
Production costs	76,984	80,642	(3,658)	136,490	166,199	(29,709)
Depletion and amortization	12,257	13,331	(1,074)	22,565	23,983	(1,418)
Cost of sales	89,241	93,973	(4,732)	159,055	190,182	(31,127)
Site operating costs per ton milled*	$9.89	$11.42	($1.53)	$9.78	$11.38	($1.60)

*Non-GAAP performance measure. See page 20 of this MD&A

Direct mining and processing costs decreased by 10% compared to the second quarter of 2014 due to lower diesel prices, lower tons mined and decreased maintenance costs. Additionally, a grinding media recycling program is resulting in declining milling costs. As overall tons milled increased, cost per ton milled decreased 13% from the second quarter of 2014.

Total treatment and refining costs and transportation have increased over the second quarter of 2014, mostly due to the 8% increase in copper sales volumes and the impact of the strengthening of the US dollar.

Contributing to the period-over-period decrease in cost of sales for the first six months of 2015 was a 21% decrease in tons mined offset by a slight increase in tons milled. For the six month period ended 2015, direct mining costs decreased by 10% over the prior year period, resulting from reductions in mining tonnage and other cost control initiatives.

During the second quarter and for the six month period ending June 30, 2015, depletion and amortization was lower than the prior year’s comparable periods by 8% and 6%, respectively, due to lower tons mined in both periods.

Other expenses (income)
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014	Change
General and administrative	4,483	2,920	1,563	9,226	7,994	1,232
Exploration and evaluation	271	2,484	(2,213)	535	4,232	(3,697)
Other expenses (income):	(594)	(344)	(250)	(865)	(1,429)	564

General and administrative costs increased by $1.5 million compared to the second quarter of 2014, due in part to the grant of share based compensation during the second quarter of 2015 and other costs associated with the US based subsidiary acquired in November 2014.

Exploration and evaluation costs represent all costs associated with the New Prosperity project. Project development costs for the Aley and Florence Copper projects have been capitalized.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Gain on derivatives

During the first quarter of 2015, the Company received cash proceeds of $2.3 million on the settlement of the January copper put options and $15.2 million from the sale of the copper put options that were scheduled to mature in February to June, 2015. The Company recognized a realized gain of $13.5 million on these settlements, which was netted against the realized loss on the options that settled during the second quarter of 2015.

During the second quarter, the Company purchased copper put option contracts for 30 million pounds of copper divided equally between the second and third quarter of 2015 at a strike price of US$2.50 per pound, at a total cost of $1.4 million.

The Company’s hedging strategy is designed to mitigate short term declines in copper prices. In July 2015, the Company acquired additional copper put options for 15 million pounds for the fourth quarter of 2015 at a strike price of US$2.40 per pound.

Finance income & expenses

Finance expenses for the second quarter of 2015 decreased by $0.3 million compared to the second quarter of 2014. For the six month period ended June 30, 2015 finance expenses decreased by $0.5 million compared to the prior-year period.

Finance income is primarily comprised of income earned on the reclamation deposits. During the second quarter and for the six month period ending June 30, 2015, finance income is lower than the prior year’s comparable periods, mostly due to the extinguishment of the promissory note in October 2014 resulting in lower interest income for the current year.

Income tax

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2015	2014	Change	2015	2014		Change
Current (recovery) expense	454	143	311	454	(91)		545
Deferred (recovery) expense	1,987	1,114	873	(1,048)	1,011		(2,059)
	2,441	1,257	1,184	(594)	920		(1,514)
Effective tax rate	37.8%	32.4%	5.4%	2.7%	(16.4%	)	19.1%
Canadian statutory rate	26%	26%	-	26%	26%		-
BC Mineral tax rate	9.62%	9.62%	-	9.62%	9.62%		-

The current tax expense in the quarter consists of BC Mineral taxes, based on production at the Gibraltar mine. The deferred income tax expense for the quarter was mainly driven by the increase in the deferred income tax liability for BC mineral taxes and by the drawdown of temporary differences for property plant and equipment for income tax purposes.

The effective tax rate for the second quarter was 37.8%, which is higher than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for BC mineral tax, in addition to unrecognized tax benefits related to foreign exchange and marketable securities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at June 30,	As at December 31
(Cdn$ in thousands)	2015	2014	Change
Cash and equivalents	74,855	53,299	21,556
Other current assets	66,938	83,332	(16,394)
Non-current assets	786,383	793,659	(7,276)
Other assets	61,314	62,252	(938)
Total assets	989,490	992,542	(3,052)
Current liabilities	92,696	66,444	26,252
Long-term debt	281,412	293,506	(12,094)
Other liabilities	210,979	210,317	662
Total liabilities	585,087	570,267	14,820
Equity	404,403	422,275	(17,872)
Working capital	49,097	70,187	(21,090)
Net debt	255,799	260,364	(4,565)
Total common shares outstanding (millions)	221.8	221.8	-

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities increased from $570.3 million at December 31, 2014 to $585.1 million as at June 30, 2015 mainly due to unrealized foreign exchange losses related to the Company’s US dollar denominated debt. The movement between current liabilities and long term liabilities is mostly due to the reclassification of the $36.6 million senior secured loan with RK Mine Finance Trust from long-term to current due to its maturity on May 31, 2016 and the rescheduling of the payments of certain capital leases.

Other long-term liabilities increased by $0.7 million primarily due to the increase of $0.5 million in the liability for the Company’s Deferred Share Unit Plan, for the units that were granted during the second quarter of 2015.

As at August 11, 2015, there were 221,808,638 common shares outstanding. In addition, there were 12,032,000 director and employee stock options outstanding at August 11, 2015. More information on these instruments and the terms of their exercise is set out in note 21 of our 2014 annual financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At June 30, 2015, the Company had cash and equivalents of $74.9 million, a $21.6 million increase over the $53.3 million reported at December 31, 2014. The Company maintained a strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Cash provided by operations was $35.2 million for the second quarter of 2015 compared to $13.5 million cash provided for the second quarter of 2014.

Changes in non-cash working capital items resulted in cash provided of $11.5 million compared with $6.8 million used in the second quarter of 2014, mostly due to the receipt of tax refunds and slightly lower copper inventories, higher accounts payable, offset by an increase in receivable balances.

Cash used by investing activities for the second quarter of 2015 was $4.7 million compared to $6.4 million used in the prior period’s quarter. Cash flow used by investing activities in the second quarter of 2015 primarily related to $4.2 million of capital expenditures and $1.4 million for the purchase of copper put options, offset by $0.8 million in proceeds from an asset disposition. Capital expenditures included $2.3 million of capitalized stripping, $0.3 million of capital expenditures at Gibraltar, $0.2 million for the Aley project and $1.0 million for the Florence Copper Project.

Cash used for financing activities for the second quarter of 2015 was $13.1 million, primarily due to debt repayment and interest paid, compared to $15.3 million for the prior period’s quarter. Debt repayment and interest paid was $4.2 million lower than the second quarter of 2014 offset by $2.1 million received for share issuances in the prior year.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. The following table shows the commodity contracts that were outstanding as at the date of this document.

	Notional amount	Strike price	Term to maturity	Original cost
At August 11, 2015
Copper put options	15.0 million lbs	US$2.50	Q3 2015	$1.1 million
Copper put options	15.0 million lbs	US$2.40	Q4 2015	$1.8 million

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Commitments and contingencies Commitments

At June 30, 2015, capital and operating commitments totaled $0.8 million and $7.1 million respectively.

Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at June 30, 2015, this debt totaled $39.6 million on a 100% basis. The Company has also guaranteed its share of additional capital lease and equipment loans totaling $17.8 million on a 75% basis.

SUMMARY OF QUARTERLY RESULTS

	2015		2014				2013
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	103,251	61,835	65,179	93,714	107,307	104,996	94,916	66,799
Net earnings (loss)	4,017	(25,206)	(26,427)	(20,937)	2,628	(9,148)	(9,756)	120
Basic EPS	0.02	(0.11)	(0.13)	(0.11)	0.01	(0.05)	(0.05)	0.00
Adjusted net earnings (loss) *	1,601	(2,434)	(20,983)	(11,221)	(2,172)	(2,710)	834	(1,851)
Adjusted basic EPS *	0.01	(0.01)	(0.10)	(0.06)	(0.01)	(0.01)	(0.00)	(0.01)
EBITDA *	25,959	(11,996)	(13,397)	(7,148)	23,336	8,858	11,869	15,173
Adjusted EBITDA *	23,402	11,224	(8,355)	2,385	19,217	14,594	17,716	12,545

(US$ per pound, except where indicated)
Realized copper price *	2.66	2.57	2.82	3.07	3.16	3.10	3.18	3.33
Total operating costs *	1.97	2.39	2.77	2.75	2.12	2.48	2.14	2.21
Copper sales (million pounds)	30.6	19.1	19.6	26.0	28.4	28.9	27.0	18.9

*Non-GAAP performance measure. See page 19 of this MD&A

Financial results for the last eight quarters reflect: volatile copper prices and foreign exchange rates that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2.5 of the 2014 annual financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other significant areas of estimation include reserve and resource estimation and asset valuations; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

TASEKO MINES LIMITED
Management’s Discussion and Analysis

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 18-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months salary and accrued bonus, and all stock options held by these individuals will fully vest.

During the three and six month periods ended June 30, 2015, the Company incurred total compensation expenses of $1.9 million and $4.3 million respectively for its key management personnel compared to $1.6 million and $4.8 million in the corresponding prior year periods.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The Company has established a Performance Share Unit (“PSU”) Plan (the “PSU Plan”) whereby PSUs are issued to executives as long term incentive compensation. PSUs issued under the Plan entitle the holder to a cash or equity payment at the end of a three-year performance period equal to the number of PSU’s granted, adjusted for a performance factor and multiplied by the quoted market value of a Taseko common share on the completion of the performance period. The performance factor can range from 0% to 250% and is determined by comparing the Company’s total shareholder return to those achieved by a peer group of companies.

During the second quarter of 2015, the Company issued 816,000 DSUs to directors (2014: 66,079) and 461,500 PSUs to senior executives (2014: Nil). A total share based expense of $1.1 million and $1.4 million has been recognized for the three and six month periods ended June 30, 2015 (2014: $0.5 million and $2.6 million).

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative and financial management services for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis.

During the second quarter of 2015, the Company incurred total costs of $0.6 million (Q2 2014: $1.0 million) in transactions with HDSI. Of these, $0.2 million (Q2 2014: $0.6 million) related to legal, tax, exploration, and business development services, $0.1 million related to reimbursements of office rent costs (Q2 2014: $0.1 million), and $ 0.3 million (Q2 2014: $0.3 million) related to compensation paid for Taseko directors and the Chief Executive Officer , who are also directors of HDSI.

For the six month period ended June 30, 2015, the Company incurred total costs of $1.8 million (2014: $1.8 million) in transactions with HDSI. Of these, $0.5 million (2014: $0.9 million) related to legal, tax, exploration, and business development services, $0.3 million related to reimbursements of office rent costs (2014: $0.3 million), and $1 million (2014: $0.6 million) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. The second quarter of 2015, the Company earned $0.3 million of other operating income for these services rendered, which is comparable to the amounts earned in 2014.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs & Site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Site operating costs is calculated by removing net changes in inventory, depletion and amortization and off-property costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three Months ended		Six Months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) –
75% basis	2015	2014	2015	2014
Cost of sales	89,241	93,973	159,055	190,182
Less Depletion and amortization	(12,257)	(13,331)	(22,565)	(23,983)
Net change in inventory	(1,653)	(3,113)	5,408	(11,735)
Less offsite costs:
Treatment and refining costs	(10,497)	(7,287)	(17,267)	(14,989)
Transportation costs	(5,239)	(4,012)	(8,856)	(10,524)
Site operating costs	59,595	66,230	115,775	128,951
Less by-product credits:
Molybdenum	(2,212)	(10,084)	(4,810)	(15,174)
Silver	(1,035)	(1,047)	(1,739)	(2,059)
Site operating costs, net of by-product credits	56,348	55,099	109,226	111,718
Total copper produced (thousand pounds)	29,857	28,858	51,130	54,764
Total costs per pound produced	1.89	1.90	2.14	2.03
Average exchange rate for the period (CAD/USD)	1.23	1.09	1.24	1.10
Site operating costs, net of by-product credits
(US$ per pound)	1.54	1.76	1.73	1.86
Site operating costs, net of by-product credits	56,348	55,099	109,226	111,718
Add off property costs:
Treatment and refining costs	10,497	7,287	17,267	14,989
Transportation costs	5,239	4,012	8,856	10,524
Total operating costs	72,084	66,398	135,349	137,231
Total operating costs (US$ per pound)	1.97	2.12	2.14	2.28

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	4,017	2,628	(21,189)	(6,520)
Unrealized loss (gain) on derivatives	490	2,660	2,241	(84)
Unrealized foreign exchange (gain) loss	(3,047)	(7,198)	18,422	1,282
Write down of marketable securities	-	419	-	419
Estimated tax effect of adjustments	141	(681)	(307)	22
Adjusted net earnings (loss)	1,601	(2,172)	(833)	(4,881)
Adjusted EPS	0.01	(0.01)	(0.00)	(0.03)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign exchange (gain) loss; and
  Non-recurring transactions.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2015	2014	2015	2014
Net earnings (loss)	4,017	2,628	(21,189)	(6,520)
Add:
Depletion and Amortization	12,277	13,380	22,611	24,115
Amortization of stock based compensation	1,144	478	1,350	2,561
Interest expense	6,247	6,535	12,609	13,182
Interest income	(167)	(942)	(824)	(2,064)
Income tax expense (recovery)	2,441	1,257	(594)	920
EBITDA	25,959	23,336	13,963	32,194
Adjustments:
Unrealized (gain)/loss on derivative instruments	490	2,660	2,241	(84)
Write-down of marketable securities	-	419	-	419
Unrealized foreign exchange (gain) loss	(3,047)	(7,198)	18,422	1,282
Adjusted EBITDA	23,402	19,217	34,626	33,811

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per share
amounts)	2015	2014	2015	2014
Earnings from mining operations	14,010	13,334	6,031	22,121
Add:
Depletion and amortization	12,257	13,331	22,565	23,983
Earnings from mining operations before
depletion and amortization	26,267	26,665	28,596	46,104

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
((Cdn$ in thousands, except per share
amounts)	2015	2014	2015	2014
Direct mining and processing costs (included in cost of sales)	59,595	66,230	115,775	128,951

Tons milled (thousands) (75% basis)	6,028	5,800	11,841	11,066
Site operating costs per ton milled	$9.89	$11.42	$9.78	$11.65